Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Cardiff Lexington Corporation and Subsidiaries (the “Company”) on Form S-8 File No. 333-276918 of our report dated March 27, 2024, except for Notes 1, 2 and 17, as to which date is July 23, 2024, with respect to our audit of the consolidated financial statements of the Company as of December 31, 2023 and for the year then ended, which is included in the Annual Report on Form 10-K of the Company. Our report includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern and an emphasis of matter paragraph with respect to a restatement of the 2023 financial statements.

/s/ Grassi & Co., CPAs, P.C.

Jericho, New York

August 19, 2025